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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(AMENDMENT NO. 1)

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-31728

MI DEVELOPMENTS INC.
(Exact name of Registrant as specified in its charter)

Not Applicable	Ontario, Canada
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)

455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares	The New York Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

        Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Not applicable.

PRESENTATION OF INFORMATION

        This registration statement on Form 20-F is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Staff Legal Bulletin No. 4 to register Class A Subordinate Voting Shares of MI Developments Inc. ("MID") distributed to holders of Class A Subordinate Voting Shares of Magna International Inc. in a spin-off transaction meeting the requirements of Staff Legal Bulletin No. 4.

        This registration statement references the sections of the prospectus of MID filed as Exhibit 12.1 to this registration statement (the "Prospectus") in which the information required to be included in this registration statement in response to the items of Form 20-F is located, which sections are hereby incorporated herein by reference. For the purposes of this registration statement, only those portions of the Prospectus specifically referenced herein shall be deemed filed with the SEC as part of this registration statement and the balance of the Prospectus shall be deemed not filed with the SEC. Unless otherwise indicated, references in this registration statement to page numbers are to pages of the Prospectus.

        In this registration statement, unless the context otherwise requires, when we use the terms "we", "us" and "our", we are referring to MI Developments Inc. and its predecessors and subsidiaries (other than Magna Entertainment Corp. and its subsidiaries) following completion of the transactions described in the Prospectus under the section entitled "The Spin-Off Transactions". When we use the term "MEC", we are referring to Magna Entertainment Corp. and its subsidiaries unless the context otherwise requires. When we use the terms "our real estate business", "our properties", "our income-producing properties", "our real estate assets" or similar expressions, we are referring to the real estate business, properties and assets owned by us, but we are not including the business, real estate properties and assets of MEC and its subsidiaries, unless the context otherwise requires. When we use the term "Magna", we are referring to Magna International Inc. When we use the term the "Magna group", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities other than ourselves and MEC.

        We publish our financial statements in U.S. dollars. In this registration statement, we refer to United States dollars as "dollars", "$", "U.S.$" or "U.S. dollars", we refer to Canadian dollars as "Cdn.$" or "Cdn. dollars", we refer to euros as "EUR" and we refer to British pounds sterling as "£" or "GBP".

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are incorporated under the Business Corporations Act (Ontario). Substantially all our directors, controlling persons, officers and experts named in this registration statement are residents of Canada or other jurisdictions outside the United States and all or a substantial portion of their assets and our assets are located outside the United States. It may be difficult for U.S. shareholders to effect service within the United States upon those persons who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that, in their opinion, there is doubt as to the enforceability in Canada against us or against our directors, controlling persons, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information incorporated into this registration statement contains "forward-looking statements". Forward-looking statements may include, among others, statements regarding our future plans, costs objectives or economic performance, or the assumptions underlying any of the foregoing, including those described in the Prospectus under the headings "Our Real Estate Business Strategy", "Our Real Estate Business" and "Management's Discussion and Analysis of Results of Operations and Financial Condition". We use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, those described in the Prospectus under the heading "Risk Factors", and could cause actual events or results to differ materially from those projected in any forward-looking statements. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this registration statement to reflect subsequent information, events or circumstances or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        See the information contained in the Prospectus under "Management" beginning on page 113, "Legal Matters" on page 130, and "Experts" on page 130. The business address for our directors and senior management is MI Developments Inc., 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9. The address of Osler, Hoskin & Harcourt LLP, our Canadian counsel, is 1 First Canadian Place, Toronto, Ontario, Canada M5X 1B8. The address of Sidley Austin Brown & Wood LLP, our United States counsel, is 787 Seventh Avenue, New York, New York 10019.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.

ITEM 3. KEY INFORMATION

  Selected Financial Data

        See the selected financial data beginning on page 67 of the Prospectus under "Selected Financial Information". The selected financial data should be read in conjunction with the information on page 3 of the Prospectus under "Currency and Exchange Rate Information", "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" beginning on page 72 of the Prospectus, "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" beginning on page 97 of the Prospectus, the unaudited pro forma consolidated financial statements of MID and the notes thereto contained on pages F-2 through F-15 of the Prospectus, the unaudited combined financial statements of MID and the notes thereto contained on pages F-16 through F-31, and the audited combined financial statements of MID and the notes thereto contained on pages F-32 through F-67 of the Prospectus. For a reconciliation to United States generally accepted accounting principles, see note 3 to MID's pro forma consolidated financial statements beginning on page F-13 of the Prospectus, note 11 to MID's unaudited combined financial statements beginning on page F-29, and note 22 to MID's audited combined financial statements beginning on page F-64 of the Prospectus.

  Capitalization and Indebtedness

        See the capitalization table on page 66 of the Prospectus under "Consolidated Capitalization".

  Risk Factors

        See the description of material risks affecting our business, financial condition, operating results and prospects contained in the Prospectus under "Risk Factors" beginning on page 18 of the Prospectus.

ITEM 4. INFORMATION ON THE COMPANY

  History and Development

        See the information contained in the Prospectus under "Our Company" on page 36, "Our Real Estate Business" beginning on page 40, "Our Investment in Magna Entertainment Corp." beginning on page 58, "The Spin-Off Transactions" beginning on page 63, "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" beginning on page 72, "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" beginning on page 97, "Description of Magna"

beginning on page 119, and note 7 to MID's combined financial statements beginning on page F-49 of the Prospectus.

  Business Overview

        See the information contained in the Prospectus under "Summary" beginning on page 4, "Risk Factors — Risks Related to Our Real Estate Business" beginning on page 18, "— Risks Related to the Real Estate Industry" beginning on page 21, "— Risks Related to Our Investment in Magna Entertainment Corp." beginning on page 24, "Our Company" on page 36, "Our Real Estate Business Strategy" beginning on page 37, "Our Real Estate Business" beginning on page 40, "Our Investment in Magna Entertainment Corp." beginning on page 58, "Selected Financial Information" beginning on page 67, "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" beginning on page 72, "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" beginning on page 97, "Legal Proceedings" beginning on page 129, and note 3 to MID's combined financial statements beginning on page F-44 of the Prospectus.

  Organizational Structure

        See the information contained in the Prospectus under "Risk Factors — Risk Related to Our Controlling Shareholder" beginning on page 20, "Our Investment in Magna Entertainment Corp." beginning on page 58, "The Spin-Off Transactions" on page 63, "Corporate Structure" on page 65, "Principal Shareholders" beginning on page 118, "Description of Magna" beginning on page 119, "Affiliate Relationships and Transactions" beginning on page 120, and "Promoter" on page 130.

  Property, Plants and Equipment

        See the information contained in the Prospectus under "Risk Factors — Risks Related to the Real Estate Industry — Environmental compliance costs and liabilities with respect to our real estate may adversely affect us" beginning on page 22, "— Risks Related to Our Investment in Magna Entertainment Corp. — Real Estate Ownership and Development Risks — MEC faces strict environmental regulation and may be subject to liability for environmental damage, which could materially adversely affect its financial results" beginning on page 34, "Our Company" on page 36, "Our Real Estate Business" beginning on page 40, "Our Investment in Magna Entertainment Corp." beginning on page 58, "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" beginning on page 72, "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" beginning on page 97, and notes 7 through 11 to MID's combined financial statements beginning on page F-49 of the Prospectus.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        See the information contained in the Prospectus under "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" beginning on page 72, "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" beginning on page 97, which should be read in conjunction with MID's combined financial statements beginning on page F-16 of the Prospectus. For a discussion of important differences between Canadian and United States generally accepted accounting principles, see note 11 to MID's unaudited combined financial statements beginning on page F-29 and note 22 to MID's audited combined financial statements beginning on page F-64 of the Prospectus.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

  Directors and Senior Management

        See information contained in the Prospectus under "Management" beginning on page 113, "Risk Factors — Risks Related to Our Controlling Shareholder" beginning on page 20, and "Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder" on page 121. There are no contracts, arrangements or understandings between the named directors and officers and any other person pursuant to which they were selected as directors or officers, except as described in the Prospectus under "Management" and for indemnification of directors and officers pursuant to MID's articles of amalgamation to the fullest extent provided in Section 136 of the Business Corporations Act (Ontario) (the "OBCA"), which section provides as follows:

(1)
A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or body corporate, if, (a) he or she acted honestly and in good faith with a view to the best interests of the corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(2)
A corporation may, with the approval of the court, indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils the conditions set out in clauses (1) (a) and (b).

(3)
Despite anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity, (a) was substantially successful on the merits in his or her defense of the action or proceeding; and (b) fulfils the conditions set out in clauses (1) (a) and (b).

(4)
A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person, (a) in his or her capacity as a director or officer of the corporation, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the corporation; or (b) in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the corporation's request, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the body corporate.

(5)
A corporation or a person referred to in subsection (1) may apply to the court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

(6)
Upon an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

  Compensation

        See the information contained in the Prospectus under "Management" beginning on page 113, and in note 21 to MID's combined financial statements beginning on page F-63 of the Prospectus.

  Board Practices

        See the information contained in the Prospectus under "Management" beginning on page 113.

  Employees

        See the information contained in the Prospectus under "Our Real Estate Business — Employees" on page 55.

  Share Ownership

        See the information contained in the Prospectus under "Management" beginning on page 113, and "Principal Shareholders" beginning on page 118.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  Major Shareholders

        See the information contained in the Prospectus under the headings "Risk Factors — Risks Related to Our Controlling Shareholder" beginning on page 20, "Principal Shareholders" beginning on page 118, and "Affiliate Relationships and Transactions" beginning on page 120.

  Related Party Transactions

        See the information contained in the Prospectus under "Risk Factors — Risks Related to Our Real Estate Business" beginning on page 18, "— Risks Related to Our Controlling Shareholder" beginning on page 20, "— Risks Related to Our Investment in Magna Entertainment Corp." beginning on page 24, "Our Investment in Magna Entertainment Corp." beginning on page 58, "The Spin-Off Transactions" beginning on page 63, "Principal Shareholders" beginning on page 118, "Description of Magna" beginning on page 119, "Affiliate Relationships and Transactions" beginning on page 120, "Promoter" on page 130, note 8 to MID's unaudited combined financial statements beginning on page F-26, and notes 19 and 23 to MID's audited combined financial statements beginning on pages F-62 and F-66, respectively.

ITEM 8. FINANCIAL INFORMATION

        See Item 18 (Financial Statements) below. See also the information under "Legal Proceedings" on page 128 and "Dividend Policy and Trading History" on page 128.

ITEM 9. THE OFFER AND LISTING

        See the information contained in the Prospectus under "Summary — The Spin-Off Transactions" on page 17, and "Description of Our Share Capital" beginning on page 128.

ITEM 10. ADDITIONAL INFORMATION

  Share Capital

        See the information contained in the Prospectus under "The Spin-off Transactions" beginning on page 63, "Description of Our Share Capital" beginning on page 128, and "Transfer Agent and Registrar" on page 130. All Class A Subordinate Voting Shares and Class B Shares to be issued in the spin-off transactions have been fully paid.

  Memorandum and Articles of Association

        See the information contained in the Prospectus under "Risk Factors — Risk Related to Our Controlling Shareholder — We are controlled by the Stronach Trust" on page 20, "Our Company" on page 36, "Affiliate Relationships and Transactions" beginning on page 120, and "Description of Our Share Capital" beginning on page 128. Reference is also made to the forms of MID's articles of amalgamation and by-laws filed as Exhibits 1.3 and 1.4 to this registration statement. MID's articles of amalgamation do not place any restrictions on MID's objects and purposes. In addition, certain other information required by this item regarding matters of Canadian law is set forth below.

        Directors' power to vote on certain transactions.    A director's power to vote on a proposal, arrangement or contract in which the director is materially interested in governed by Section 132 of the OBCA. A director or officer of a corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. The required disclosure must be made, in the case of a director, at the meeting at which a proposed contract or transaction is first considered, or if the director was not then interested in a proposed contract or transaction, at the first meeting after he or she becomes so interested, or if the director becomes interested after a contract is made or a transaction is entered into, at the first meeting after he or she becomes so interested, or if a person who is interested in a contract or transaction later becomes a director, at the first meeting after he or she becomes a director. An interested director shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate, one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate, one for indemnity or insurance as contemplated under the OBCA, or one with an affiliate. Where a material contract is made or a material transaction is entered into between a corporation and a director or officer of the corporation, or between a corporation and another person of which a director or officer of the corporation is a director or officer or in which he or she has a material interest, the director or officer is not accountable to the corporation or its shareholders for any profit or gain realized from the contract or transaction, and the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the applicable provisions of the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was so approved.

        Directors' power to vote on certain compensation.    Section 132 of the OBCA provides that a director may vote on any resolution to approve a contract or transaction relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate. Section 137 of the OBCA provides that, subject to the articles and by-laws of a corporation, the directors may fix the remuneration of the directors, officers and employees of the corporation.

        Directors' borrowing powers.    Section 184 of the OBCA provides that, unless the corporation's articles or by-laws otherwise provide, the articles of a corporation shall be deemed to state that the directors of a corporation may, without authorization of the shareholders, (a) borrow money upon the credit of the corporation; (b) issue, reissue, sell or pledge debt obligations of the corporation, (c) subject to Section 20 of the OBCA regarding financial assistance, give a guarantee on behalf of the corporation to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation. The directors may by resolution delegate any or all of the powers referred to above to a director, a committee of directors or an officer, unless the corporation's articles or by-laws otherwise provide. Section 116 of the OBCA provides that the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, the OBCA requires that they submit any such by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal.

        Certain other matters regarding qualification of directors.    Section 118(1) of the OBCA disqualifies from being a director of a corporation a person who is less than eighteen years of age, a person who is of unsound mind and has been so found by a court in Canada or elsewhere, a person who is not an individual or a person who has the status of bankrupt. Section 118(3) of the OBCA requires that a majority of the directors of every corporation other than a non-resident corporation shall be resident Canadians. There is no provision in MID's articles of amalgamation or by-laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement. Section 118(2) of the OBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in MID's articles of amalgamation imposing a requirement that a director hold any shares issued by MID.

        Annual and special meetings.    Section 94(1) of the OBCA requires the directors of a corporation to call an annual shareholders' meeting not later than eighteen months after the corporation comes into existence and subsequently not later than fifteen months after holding the last preceding annual meeting and permits the directors of a corporation to call a special shareholders' meeting at any time. In addition, shareholders of a corporation may call a special shareholders' meeting in accordance with Section 105 of the OBCA, which provides that the holders of not less than 5 per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Any such requisition shall state the business to be transacted at the meeting and shall be sent to the registered office of the corporation. Upon receiving such requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition unless (a) a record date has been fixed and notice thereof has been given in accordance with the applicable provisions of the OBCA, (b) the directors have called a meeting of shareholders and have given notice thereof in accordance with the applicable provisions of the OBCA, or (c) the business of the meeting as stated in the requisition includes matters of a personal nature not related in any significant way to the business or affairs of the corporation or certain proposals that have been requisitioned or defeated within two years preceding the receipt of the request (as more particularly described in clauses (b) to (d) of Section 99(5) of the OBCA). Subject to the foregoing sentence, if the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting. Section 101 of the OBCA provides that, unless the corporation's by-laws otherwise provide, the holders of a majority of the shares entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum. Shareholders, or their duly appointed proxies and corporate representatives, as well as the corporation's auditors, are entitled to be admitted to annual and special shareholders' meetings.

        Limitations on non-resident or foreign ownership.    There is no limitation imposed by the laws of Canada or the Province of Ontario, or by MID's articles of amalgamation or by-laws, on the right of a non-resident of Canada to hold or vote Class A Subordinate Voting Shares.

  Material Contracts

        See the information contained on page 130 of the Prospectus under "Material Contracts".

  Exchange Controls

        There are currently no governmental laws, decrees, regulations or other legislation of Canada or the Province of Ontario which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada holding MID's securities, except as otherwise described in the Prospectus under "Material Canadian Federal Income Tax Considerations" beginning on page 121.

  Taxation

        See the information contained in the Prospectus under "Risk Factors — Risks to Magna's U.S. Shareholders Related to the Spin-Off Transactions" beginning on page 23, "Material Canadian Federal Income Tax Considerations" beginning on page 121, and "Material United States Federal Income Tax Considerations" beginning on page 126.

  Dividends and Paying Agents

        See the information contained on page 128 of the Prospectus under "Dividend Policy and Trading History". MID's paying agent in Canada is Computershare Trust Company of Canada. MID's paying agent in the United States is Computershare Limited.

  Report of Independent Auditors

        See the Compilation Report on page F-4 and the Report of the Independent Auditors on page F-33 of the Prospectus and the information contained on page 130 of the Prospectus under "Experts".

  Documents on Display

        See the information contained on page 131 of the Prospectus under "Additional Information".

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        See the information contained in the Prospectus under "Management's Discussion and Analysis of Annual Results of Operations and Financial Condition" beginning on page 72, "Management's Discussion and Analysis of First Quarter Results of Operations and Financial Condition" beginning on page 97, and notes 17 and 18 to MID's combined financial statements beginning on page F-61 of the Prospectus.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.

ITEM 16B. CODE OF ETHICS

        Not applicable because this Form 20-F is filed as a registration statement under the Exchange Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        See the financial statements contained on pages F-1 through F-75 of the Prospectus.

ITEM 19. EXHIBITS

        See Exhibit Index.

MI DEVELOPMENTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2002
[Amounts in thousands, U.S. dollars]

					Costs Capitalized Subsequent to Acquisition				Gross Amount at which Carried at Close of Period
			Initial Costs to Company				Foreign Exchange Impact
															Life on which Depreciation in Latest income statement is Computed
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Real Estate Business
Revenue Producing Properties
Toronto, Ontario	CDN													1998	40
Milton, Ontario	CDN												2002		40
Toronto, Ontario	CDN													2002	40
Toronto, Ontario	CDN													2002	40
Toronto, Ontario	CDN												1999		40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Tillsonburg, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	40
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN												2002	1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998	30
Toronto, Ontario	CDN													1998 - 2001	40
Windsor, Ontario	CDN													1998	40
Windsor, Ontario	CDN													1998	30
Toronto, Ontario	CDN												2000		40
St. Catharines, Ontario	CDN												2000		40
Toronto, Ontario	CDN													2001	40
Toronto, Ontario	CDN													1998	40

		5,658	26,950	111,159	137	14,891	(1,330)	(8,784)	25,757	117,266	143,023	32,221

Pacific, Missouri	US												2000	1998	30
Livonia, Michigan	US													1998	30
Traer, Iowa	US													1998	30
Victor, Iowa	US												1999 and 2002	1998	30
Williamsburg, Iowa	US												2000	1998	30
Milan, Tennessee	US													1998	30
Red Oak, Iowa	US													1998	30
Alto, Michigan	US													1998	30
Troy, Michigan	US													1998	40
Brighton, Michigan	US													1998	30
Nashville, Illinois	US												2001	1998	40
Williamsburg, Iowa	US													1998	40
Sterling Heights, Michigan	US													2000	40
Novi, Michigan	US												2002		40
Holland, Michigan	US													2002	40
Holland, Michigan	US													2002	40
Holland, Michigan	US													2002	40
Holland, Michigan	US													2002	40
Holland, Michigan	US													2002	40
Belle Plaine, Iowa	US													1998	30
Montezuma, Iowa	US												1999	1998	30
Montezuma, Iowa	US													1998	30
Westminster, Maryland	US													1998	30
Westminster, Maryland	US													1998	40

		—	9,500	95,397	7,410	39,087	(0)	94	16,909	134,578	151,487	26,504

Saltillo, Mexico	MXN													1998	30
Saltillo, Mexico	MXN												2000		40
Saltillo, Mexico	MXN												2001		40
Nuevo Leone, Mexico	MXN													2002	40

		—	1,041	1,852	942	4,162	(99)	(410)	1,884	5,604	7,488	465

					Costs Capitalized Subsequent to Acquisition				Gross Amount at which Carried at Close of Period
			Initial Costs to Company				Foreign Exchange Impact
															Life on which Depreciation in Latest income statement is Computed
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Lannach, Austria	EUR												1999		40
Lannach, Austria	EUR												2000		40
Lannach, Austria	EUR												2001		40
Lannach, Austria	EUR												2002		40
Lannach, Austria	EUR												2002		40
Ilz, Austria	EUR												2001		40
Weiz, Austria	EUR													1998	30
Weiz, Austria	EUR												1999		30
Weiz, Austria	EUR												2001		30
Ebergassing, Austria	EUR													1998	40
Weiz, Austria	EUR												2002	1999	40
Albersdorf, Austria	EUR													1999	40
Albersdorf, Austria	EUR												2002		40
Weikersdorf, Austria	EUR													2002	40
Oberwaltersdorf, Austria	EUR													1998	40
Graz, Austria	EUR													1999	25
Graz, Austria	EUR													2002	25
Sulzbach, Germany	EUR												2002	1998	30
Sulzbach, Germany	EUR												2001		40
Lohr Am Main, Germany	EUR													1998	30
Markgroningen, Germany	EUR													1998	30
Markgroningen, Germany	EUR												2001		40
Lohr Am Main, Germany	EUR													1998	30
Straubing, Germany	EUR													1998	30
Obertshausen, Germany	EUR													1998	30
Bopfingen, Germany	EUR													2002	40
Schliez, Germany	EUR													2002	40
Heiligenstadt, Germany	EUR													1999	40
Saltzgitter, Germany	EUR													1999	40
Bitton, UK	GBP													1998	30
Redditch, UK	GBP													1998	30
Redditch, UK	GBP												2000		40
New Eastwood, UK	GBP													1998	30
Myslovice, Poland	PLN													2000	30
Brain l'Alleud, Belgium	EUR													1998 and 2002	40
Ceske Velenice, Czech Republic	EUR													1999	40
Barcelona, Spain	EUR													2002	40

		—	83,587	166,278	555	73,665	(1,727)	(1,864)	82,415	238,079	320,494	51,682

Development Properties
Toronto, Ontario	CDN
Bracebridge, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1998	n/a
Tillsonburg, Ontario	CDN													1998	n/a
Tillsonburg, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1998	n/a
Milton, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1998	n/a
Milton, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													2002	n/a
Toronto, Ontario	CDN													1998	n/a
Toronto, Ontario	CDN													1999	n/a
Toronto, Ontario	CDN													2001	n/a
Toronto, Ontario	CDN													2002	n/a
Toronto, Ontario	CDN													2002	n/a
Tillsonburg, Ontario	CDN													2002	n/a
Toronto, Ontario	CDN													1998	n/a
Sterling Heights, Michigan	US													2002	n/a
Lexington, Kentucky	US													1998	n/a
Troy, Michigan	US													2002	n/a
Salem, Michigan	US													2000	n/a
Peidmont, South Carolina	US												1999		n/a
Saltillo, Mexico	MXN													1998	n/a
Ilz, Austria	EUR													1999	n/a
Wiez, Austria	EUR												2002		n/a
Albersdorf, Austria	EUR													1999	n/a
Albersdorf, Austria	EUR												2002		n/a
Graz, Austria	EUR												2002		n/a
Graz, Austria	EUR												2002		n/a
Sulzbach, Germany	EUR												2002		n/a

		—	65,615	55	6,070	32,890	(1,154)	3,309	70,531	36,254	106,785	50

					Costs Capitalized Subsequent to Acquisition				Gross Amount at which Carried at Close of Period
			Initial Costs to Company				Foreign Exchange Impact
															Life on which Depreciation in Latest income statement is Computed
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
Properties For Sale
Kentwood, Michigan	US													1998	n/a
Kentwood, Michigan	US													1998	n/a
Farmington Hills, Michigan	US													1998	n/a
Bolton, UK	GBP													1998	n/a

		—	868	6,716	—	—	(9)	(33)	859	6,683	7,542	2,423

		5,658	187,561	381,457	15,114	164,695	(4,319)	(7,688)	198,355	538,464	736,819	113,345

(1)
Date of Construction and Date of Acquisition refers to dates either constructed or acquired by MI Developments Inc.

					Costs Capitalized Subsequent to Acquisition				Gross Amount at which Carried at Close of Period
			Initial Costs to Company				Foreign Exchange Impact
															Life on which Depreciation in Latest income statement is Computed
Description	Local Currency	Encumbrance	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction(1)	Date Acquired(1)
MEC
EXCESS REAL ESTATE
Racing Operations
Santa Anita Park (Arcadia, California, U.S.A.)	US	—	52,500	—	—	281	—	—	52,500	281	52,781	—		1998	n/a
Gulfstream Park (Hallandale, Florida, U.S.A.)	US	—	14,201	—	—	—	—	—	14,201	—	14,201	—		1999	n/a
Golden Gate Fields (Albany, California, U.S.A.)	US	—	14,323	—	(5,823)	—	—	—	8,500	—	8,500	—		1999	n/a
Lone Star Park (Grand Prairie, Texas, U.S.A.)	US	—	4,245	—	—	—	—	—	4,245	—	4,245	—		2002	n/a
Pimlico	US		2,500	—	—	—	—	—	2,500	—	2,500	—		2002	n/a
Laurel Park	US		8,400	—	—	—	—	—	8,400	—	8,400	—		2002	n/a
Maryland Jockey Club (Baltimore, Maryland, U.S.A.)	US	—	10,900	—	—	—	—	—	10,900	—	10,900	—		2002	n/a
MEC Grundstucksentwicklumgs GmbH (Niederoesterreich, Austria)	EUR	—	9,974	—	1,050	—	(1,366)	—	9,658	—	9,658	—		1996	n/a
REAL ESTATE HELD FOR DEVELOPMENT
Racing Operations
Dixon Downs (Dixon, California, U.S.A.)	US	—	6,584	—	2,210	742	—	—	8,794	742	9,536	—		2001	n/a
Ocala (Ocala, Florida, U.S.A.)	US	—	7,227	—	390	—	—	—	7,617	—	7,617	—		2002	n/a
MEC Grundstucksentwicklumgs GmbH (Niederoesterreich, Austria)	EUR	—	11,475	—	1,207	29,634	(1,571)	—	11,111	29,634	40,745	—		1996	n/a
Real Estate Operations
New York, U.S.A.	US	—	725	—	1,961	—	—	—	2,686	—	2,686	—		1998	n/a
Ontario, Canada	CDN	—	2,334	—	3,977	—	(511)	—	5,800	—	5,800	—		1997	n/a
Niederoesterreich, Austria	EUR	—	6,804	—	—	—	(1,804)	—	5,000	—	5,000	—		1994	n/a
PROPERTIES HELD FOR SALE
Land
Ontario, Canada	CDN	—	9,138	—	3,977	—	(2,315)	—	10,800	—	10,800	—		1997	n/a
Ontario, Canada	CDN	—							—	—				1998	n/a
Ontario, Canada	CDN	—							—	—				1996	n/a
Ontario, Canada	CDN	—							—	—				1997	n/a
Ontario, Canada	CDN	—	986	—	(893)	—	(93)	—	—	—	—	—		1997	n/a
Ontario, Canada	CDN	—							—	—				1997	n/a
Ontario, Canada	CDN	—							—	—				1997	n/a
Ontario, Canada	CDN	—	377	—	(328)	—	(49)	—	—	—	—	—		1985	n/a
Ontario, Canada	CDN	—	861	—	(731)	—	(130)	—	—	—	—	—		1985	n/a
Ontario, Canada	CDN	—	1,189	—	(904)	—	(285)	—	—	—	—	—		1985	n/a
Ontario, Canada	CDN	—	2,559	—	216	—	(341)	—	2,434	—	2,434	—		1997	n/a
Ontario, Canada	CDN	—	1,669	—	(1,421)	—	(248)	—	—	—	—	—		1987	n/a
Ontario, Canada	CDN	—	14	—	(12)	—	(2)	—	—	—	—	—		1997	n/a
Kentucky, U.S.A.	US	—	2,847	—	(236)	—	—	—	2,611	—	2,611	—		1997	n/a
Michigan, U.S.A.	US	—	1,161	—	204	—	—	—	1,365	—	1,365	—		1996	n/a
Michigan, U.S.A.	US	—	2,782	—	(2,782)	—	—	—	—	—	—	—		1996	n/a
Florida, U.S.A.	US	—	1,918	—	410	—	—	—	2,328	—	2,328	—		1994	n/a
Florida, U.S.A.	US	—							—	—				1994	n/a
Commercial/Industrial Properties
Oberoesterreich, Austria	EUR	—	3,376	8,193	(3,516)	(8,563)	162	370	22	—	22	—		1998	n/a
Oberoesterreich, Austria	EUR	—								—	—			1998	n/a
Oberoesterreich, Austria	EUR	—								—	—			1998	n/a
Wien, Austria	EUR	—								—	—			1998	n/a
Oberoesterreich, Austria	EUR	—	2,024	—	—	—	(92)	—	1,932	—	1,932	—		1998	n/a
Residential Properties
Colorado, U.S.A.	US	—							—	—	—			1992	n/a
Niederoesterreich, Austria	EUR	—	18	1,553	—	54	(1)	(65)	17	1,542	1,559	1,461		1998	23
Other	EUR	—	41	—	—	—	(4)	—	37	—	37	—		1998	n/a

		—	155,236	9,746	2,050	22,148	(5,528)	305	151,758	32,199	183,957	1,461

US = United States dollar
Cdn = Canadian dollar
MXN = Mexican peso
EUR = euro
GBP = British pound
PLN = Polish Zloty

MI DEVELOPMENTS INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
[Amounts in thousands, U.S. dollars]

	Years ended December 31
	2002	2001	2000
COST
Balance at beginning of period	1,145,459	1,138,957	1,124,018
Additions during the period:
Acquisitions	261,648	36,801	41,859
Improvements	106,465	61,433	114,173
Deductions during the period:
Cost of real estate sold	(546)	(35,827)	(42,609)
Conversion to direct financing leases	(88,319)	(24,133)	(66,985)
Foreign exchange and other	62,141	(31,772)	(31,499)

Balance at close of period	1,486,848	1,145,459	1,138,957

ACCUMULATED DEPRECIATION
Balance at beginning of period	118,531	112,876	94,700
Additions during the period:
Depreciation and amortization	17,993	15,414	19,478
Accumulated depreciation on real estate sold	(240)	(5,900)	(1,678)
Foreign exchange and other	11,161	(3,859)	376

Balance at close of period	147,445	118,531	112,876

Real estate properties, net	1,339,403	1,026,928	1,026,081

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MI DEVELOPMENTS INC. (Registrant)
By:	/s/ WILLIAM J. BIGGAR William J. Biggar President and Chief Executive Officer
By:	/s/ JOHN D. SIMONETTI John D. Simonetti Vice-President, Finance and Chief Financial Officer

Date: August 18, 2003

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1*	Articles of Incorporation, as amended, of MI Developments Inc. (as currently in effect).
1.2*	By-laws of MI Developments Inc. (as currently in effect).
1.3*	Form of Articles of Amalgamation of MI Developments Inc. (to be adopted in connection with the Spin-Off Transactions).
1.4*	Form of By-laws of MI Developments Inc. (to be adopted in connection with the Spin-Off Transactions).
2.1
Instruments with respect to long-term debt which do not exceed 10% of the total assets of MI Developments Inc. and its consolidated subsidiaries have not been filed. MI Developments Inc. agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.
3.	Not applicable.
4.1*	Employment Agreement of William J. Biggar.
4.2*	Employment Agreement of John D. Simonetti.
5.	Not applicable.
6.	Not applicable.
7.	Not applicable.
8.*
List of significant subsidiaries of MI Developments Inc. (incorporated by reference to the information contained in Exhibit 12.1 of this registration statement under the heading "Corporate Structure").
9.	Not applicable.
10.	Not applicable.
11.	Not applicable.
12.1*	Final Prospectus dated August 18, 2003, of MI Developments Inc.
12.2*	Consent of Ernst & Young LLP.
12.3*	Letter by Ernst & Young LLP acknowledging use of Compilation Report.

*
Submitted herewith.

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PRESENTATION OF INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
PART II
PART III
SIGNATURES
EXHIBIT INDEX